Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2012 and 2011, and the related consolidated statements of income and cash flows for the three months then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the three months ended March 31, 2012 and 2011 have not been reviewed.  The total assets of these subsidiaries were 3.43% (NT$15,412,474 thousand) and 3.43% (NT$15,290,879 thousand), and the total liabilities of these subsidiaries were 7.64% (NT$5,068,890 thousand) and 9.96% (NT$6,450,737 thousand), of the related consolidated amounts as of March 31, 2012 and 2011, respectively.  The total revenues of these subsidiaries were 3.17% (NT$1,757,410 thousand) and 2.02% (NT$1,058,007 thousand) of the related consolidated revenues for the three months ended March 31, 2012 and 2011, respectively, and their net losses were NT$3,453 thousand and NT$8,788 thousand for the three months ended March 31, 2012 and 2011, respectively.  Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of certain equity method investees as of and for the three months ended March 31, 2012 and 2011 have not been reviewed, and as discussed in Note 35 to the consolidated financial statements, the disclosed information was based on the aforementioned financial statements, which have not been reviewed, of certain equity method investees as of and for the three months ended March, 2012 and 2011.  The aggregate carrying values of these equity method investees were NT$2,695,836 thousand and NT$1,786,162 thousand as of March 31, 2012 and 2011, respectively, and the equity in earnings of these equity method investees were NT$173,202 thousand and NT$63,587 thousand for the three months ended March 31, 2012 and 2011, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 27, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$69,938,896	16	$75,002,169	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	65,023	—	79,443	—
Available-for-sale financial assets (Notes 2 and 6)	2,724,087	1	2,162,591	1
Held-to-maturity financial assets (Notes 2 and 7)	500,266	—	2,062,915	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,396,696 in 2012 and $2,526,507 in 2011 (Notes 2, 8 and 21)	22,037,757	5	19,530,851	4
Receivables from related parties (Note 28)	38,050	—	26,881	—
Other monetary assets (Note 9)	1,667,273	—	2,637,635	1
Inventories (Notes 2, 10, 21 and 30)	5,401,850	1	5,735,456	1
Deferred income tax assets (Notes 2 and 25)	110,998	—	125,313	—
Restricted assets (Notes 21 and 29)	—	—	39,005	—
Other current assets (Notes 10, 11, 21 and 28)	8,308,815	2	6,639,790	2

Total current assets	110,793,015	25	114,042,049	26

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,716,972	—	1,786,162	—
Financial assets carried at cost (Notes 2 and 13)	2,758,779	1	2,739,335	1
Available-for-sale financial assets (Notes 2 and 6)	3,211,161	1	—	—
Held-to-maturity financial assets (Notes 2 and 7)	14,590,889	3	9,973,059	2
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	24,277,801	5	15,498,556	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	103,808,185	23	103,828,369	23
Land improvements	1,572,448	—	1,551,988	—
Buildings	67,696,301	15	67,450,256	15
Computer equipment	15,028,053	3	15,936,481	4
Telecommunications equipment	658,802,536	147	657,319,135	148
Transportation equipment	2,584,674	1	2,258,925	—
Miscellaneous equipment	6,977,717	2	7,087,675	2
Total cost	856,469,914	191	855,432,829	192
Revaluation increment on land	5,762,418	1	5,762,611	1
	862,232,332	192	861,195,440	193
Less: Accumulated depreciation	575,688,456	128	570,644,684	128
	286,543,876	64	290,550,756	65
Construction in progress and advances related to acquisition of equipment	14,154,846	3	11,161,809	3

Property, plant and equipment, net	300,698,722	67	301,712,565	68

INTANGIBLE ASSETS (Note 2)
3G concession	5,053,109	1	5,801,718	1
Goodwill	245,184	—	283,054	—
Others	829,978	—	563,892	—

Total intangible assets	6,128,271	1	6,648,664	1

OTHER ASSETS
Leased assets	397,724	—	408,645	—
Idle assets (Note 2)	899,441	—	901,818	—
Refundable deposits (Note 28)	1,653,679	1	1,380,145	1
Deferred income tax assets (Notes 2 and 25)	340,360	—	499,527	—
Restricted assets (Note 29)	8,672	—	63,439	—
Others (Note 28)	4,197,120	1	4,417,941	1

Total other assets	7,496,996	2	7,671,515	2

TOTAL	$449,394,805	100	$445,573,349	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$75,000	—	$115,000	—
Short-term bills payable (Note 17)	—	—	29,977	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	803	—	7,589	—
Trade notes and accounts payable	12,630,673	3	9,183,150	2
Payables to related parties (Note 28)	366,715	—	158,122	—
Income tax payable (Notes 2 and 25)	5,474,430	1	6,930,237	2
Accrued expenses (Notes 18 and 21)	15,042,834	3	15,890,445	4
Current portion of long-term loans (Note 20)	683,723	—	306,802	—
Other current liabilities (Notes 10, 19, 21 and 28)	21,565,357	5	18,719,272	4

Total current liabilities	55,839,535	12	51,340,594	12

NONCURRENT LIABILITIES
Long-term loans (Note 20)	1,050,000	—	3,123,141	1
Deferred income (Note 2)	2,589,481	1	2,587,891	—

Total noncurrent liabilities	3,639,481	1	5,711,032	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,492,529	1	1,334,341	—
Customers’ deposits (Note 28)	4,954,927	1	5,834,716	2
Others	342,638	—	423,749	—

Total other liabilities	6,790,094	2	7,592,806	2

Total liabilities	66,364,096	15	64,739,418	15

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares	77,574,465	17	77,574,465	17
Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	28,872	—	10,675	—
Total additional paid-in capital	169,538,331	38	169,520,134	38
Retained earnings
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	56,558,333	12	59,450,673	13
Total retained earnings	125,356,372	28	123,487,822	28
Other adjustments
Cumulative translation adjustments	(73,603)	—	(87,526)	—
Unrecognized net loss of pension	(38,106)	—	(40,182)	—
Unrealized gain on financial instruments	178,880	—	167,997	—
Unrealized revaluation increment	5,762,636	1	5,765,148	1
Total other adjustments	5,829,807	1	5,805,437	1

Total equity attributable to stockholders of the parent	378,298,975	84	376,387,858	84

MINORITY INTERESTS IN SUBSIDIARIES	4,731,734	1	4,446,073	1

Total stockholders’ equity	383,030,709	85	380,833,931	85

TOTAL	$449,394,805	100	$445,573,349	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 27, 2012)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 28)	$55,418,294	100	$52,475,031	100

OPERATING COSTS (Note 28)	36,622,429	66	31,243,436	60

GROSS PROFIT	18,795,865	34	21,231,595	40

OPERATING EXPENSES (Note 28)
Marketing	5,600,296	10	5,465,668	10
General and administrative	1,006,461	2	994,778	2
Research and development	858,193	2	826,942	2

Total operating expenses	7,464,950	14	7,287,388	14

INCOME FROM OPERATIONS	11,330,915	20	13,944,207	26

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	189,429	1	141,401	—
Equity in earnings of equity method investees, net	173,925	—	63,587	—
Gain on disposal of financial instruments, net	49,058	—	86,786	—
Valuation gain on financial instruments, net	16,602	—	—	—
Gain on disposal of property, plant and equipment, net	4,872	—	318,479	1
Others	97,689	—	55,810	—

Total non-operating income and gains	531,575	1	666,063	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	5,748	—	114,526	—
Interest expense	5,645	—	8,633	—
Valuation loss on financial instruments, net	—	—	42,721	—
Others	18,224	—	7,970	—

Total non-operating expenses and losses	29,617	—	173,850	—

INCOME BEFORE INCOME TAX	11,832,873	21	14,436,420	27

INCOME TAX EXPENSE (Notes 2 and 25)	1,954,566	3	2,318,990	4

CONSOLIDATED NET INCOME	$9,878,307	18	$12,117,430	23

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

ATTRIBUTABLE TO
Stockholders of the parent	$9,489,503	17	$11,834,866	23
Minority interests	388,804	1	282,564	—

	$9,878,307	18	$12,117,430	23

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$1.46	$1.22	$1.79	$1.50
Diluted earnings per share	$1.45	$1.22	$1.78	$1.50

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 27, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$9,878,307	$12,117,430
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	11,391	42,539
Depreciation and amortization	8,075,791	8,062,708
Amortization of premium of financial assets	16,357	14,086
Gain on disposal of financial instruments, net	(49,058)	(86,786)
Valuation loss (gain) on financial instruments, net	(16,602)	42,721
Gain on disposal of property, plant and equipment, net	(4,872)	(318,479)
Equity in earnings of equity method investees, net	(173,925)	(63,587)
Deferred income taxes	3,870	(61,699)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	27,401	35,008
Trade notes and accounts receivable	315,192	(5,138,402)
Receivables from related parties	423,917	486,244
Other monetary assets	397,924	(490,922)
Inventories	(168,132)	(1,166,933)
Other current assets	(2,800,497)	(1,969,087)
Increase (decrease) in:
Trade notes and accounts payable	(1,600,956)	(2,670,970)
Payables to related parties	(805,593)	(366,323)
Income tax payable	1,935,670	2,360,272
Accrued expenses	(3,521,523)	(2,511,269)
Other current liabilities	1,118,010	1,367,196
Deferred income	12,019	(1,019)
Accrued pension liabilities	47,836	43,109

Net cash provided by operating activities	13,122,527	9,725,837

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(24,513)	(58,233)
Proceeds from disposal of designated financial assets at fair value through profit or loss	34,767	22,323
Acquisition of available-for-sale financial assets	(3,713,215)	(340,946)
Proceeds from disposal of available-for-sale financial assets	443,360	414,786
Acquisition of held-to-maturity financial assets	(1,411,766)	(1,978,103)
Proceeds from disposal of held-to-maturity financial assets	1,000,629	300,000
Acquisition of financial assets carried at cost	—	(19,264)
Proceeds from disposal of financial assets carried at cost	1,977	6,979
Acquisition of property, plant and equipment	(6,689,309)	(4,376,298)
Proceeds from disposal of property, plant and equipment	19,851	647,721

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

Increase in intangible assets	$(67,429)	$(40,372)
Decrease in restricted assets	—	3,803
Decrease (increase) in other assets	4,171	(609,128)

Net cash used in investing activities	(10,401,477)	(6,026,732)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short term bill payable	—	(199,919)
Repayment of long-term loans	(26,536)	(27,211)
Decrease in customers’ deposits	(80,018)	(65,027)
Increase (decrease) in other liabilities	(65,051)	53,659
Capital reduction	—	(19,393,617)
Proceeds from exercise of employee stock option granted by subsidiary	27,775	44,232

Net cash used in financing activities	(143,830)	(19,587,883)

EFFECT OF EXCHANGE RATE CHANGES	(27,880)	15,725

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,549,340	(15,873,053)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	67,389,556	90,875,222

CASH AND CASH EQUIVALENTS, END OF PERIOD	$69,938,896	$75,002,169

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$7,956	$13,537
Income tax paid	$21,359	$15,595

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$8,372	$233,545

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$5,781,689	$3,938,098
Payables to suppliers	849,769	438,420
Prepayments for equipment	57,851	(220)
	$6,689,309	$4,376,298

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other current assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)
Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011.  The following table presents assets and liabilities of IISI based on their fair values:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)
Cash balance upon deconsolidation	$(159,298)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 27, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.            GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979.  SENAO has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001.  SENAO engages mainly in selling and maintaining mobile phones and its peripheral products.  Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.  At general annual stockholder meeting of SENAO in June 2010, Chunghwa continued to maintain control of a majority of the board of directors through the continued support of other shareholder.  The Company’s equity ownership of SENAO decreased from 31.33% as of January 15, 2007 to 28.33% as of March 31, 2012 due to the exercise of options by employees that were previously granted before 2007.

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009.  SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009.  SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011.  STF engages mainly in sale of information and communication technology services.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011.  SITS engages mainly in sale of information and communication technology services.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011.  SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011.  SITJ engages mainly in sale of information and communication technology services.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007.  CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991.  CHIEF engages mainly in internet communication and internet data center (“IDC”) service.  Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999.  Unigate engages mainly in telecommunication and information software service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008.  CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002.  CHSI engages mainly in providing communication and information integration services.  Chunghwa acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006.  Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006.  GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004.  CHTG engages mainly in international data and internet services and long distance call wholesales to carriers.  Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.  Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000.  SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.  Chunghwa obtained control interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011.  CEI engages mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008.  LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002.  YYRP engages mainly in real estate management and leasing business.  LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008.  CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002.  CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services.  CHI was equity-method investee of the parent company.  Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI.  CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010.  CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Co., Ltd. (“CIHC”) was established by CHI in 2004.  CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CIHC in 2009.  COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006.  The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of March 31, 2012.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006.  This holding company is operating as an investment company.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010.  CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011.  CTC engages mainly in energy conserving and providing services of planning, design, and integration of information systems.

Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”) was established by CHC and Zhenjiang New Area Hi-Tech Industrial Investment Co., Ltd. in January 2012.  JZIT engages mainly in intelligent energy networks (iEN) and incorporating iEN into buildings.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network services.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011.  CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011.  SFD mainly engages in sales of educational software which provides digital parenting education.

As of March 31, 2012 and 2011, the Company had 29,113 and 28,243 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2012:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.  Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest.  All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the three months ended March 31, 2012 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SEITS, SITJ, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, CHTV, CHST, and SFD.  The consolidated financial statements for the three months ended March 31, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC and CTC.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The consolidated financial statements as of and for the three months ended March 31, 2012 and 2011 of the following subsidiaries have not been reviewed:  CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, CHTV, CHST and SFD, as of and for the three months ended March 31, 2012.  CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, and CTC, as of and for the three months ended March 31, 2011.  The total assets of these subsidiaries were 3.43% ($15,412,474 thousand) and 3.43% ($15,290,879 thousand), and the total liabilities of these subsidiaries were 7.64% ($5,068,890 thousand) and 9.96% ($6,450,737 thousand), of the related consolidated amounts as of March 31, 2012 and 2011, respectively.  The total revenues of these subsidiaries were 3.17% ($1,757,410 thousand) and 2.02% ($1,058,007 thousand) of the related consolidated revenues for the three months ended March 31, 2012 and 2011, respectively, and their net losses were $3,453 thousand and $8,788 thousand for the three months ended March 31, 2012 and 2011, respectively.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.  Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.  The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.  Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed.  After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy.  Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers.  Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 10 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 3 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018.  The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the year in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”  The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services and operating expenses are recognized as incurred.

3.            EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

4.                CASH AND CASH EQUIVALENTS

	March 31
	2012	2011

Cash
Cash on hand	$192,895	$188,523
Bank deposits	5,925,151	6,664,255
Negotiable certificate of deposit, annual yield rate - ranging from 0.70%-1.05% and 0.63%-0.72% for 2012 and 2011, respectively.	43,897,632	53,250,000
	50,015,678	60,102,778
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-0.80% and 0.45%-0.57% for 2012 and 2011, respectively.	19,923,218	14,899,391

	$69,938,896	$75,002,169

5.            FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2012	2011

Derivatives - financial assets
Currency swap contracts	$18,674	$645
Forward exchange contracts	31	—
Designated financial assets at fair value through profit or loss	18,705	645
Convertible bonds	46,318	78,798

	$65,023	$79,443

Derivatives - financial liabilities
Currency swap contracts	$517	$6,348
Forward exchange contracts	255	760
Index future contracts	31	481

	$803	$7,589

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of March 31, 2012 and 2011:

Contract Amount
	Currency	Maturity Period	(In Thousands)

March 31, 2012

Currency swap contracts	US$/NT$	2012.04-2012.06	US$55,000/NT$1,641,726
Currency swap contracts	US$/NT$	2012.05-2012.06	US$12,000/NT$353,495
Forward exchange contracts - buy	NT$/US$	2012.04	NT$310,184/US$10,500

(Continued)

			Contract Amount
	Currency	Maturity Period	(In Thousands)
March 31, 2011

Currency swap contracts	US$/NT$	2011.04-2012.05	US$23,000/NT$670,586
Currency swap contracts	US$/NT$	2011.06	US$5,000/NT$147,663
Forward exchange contracts - buy	NT$/US$	2011.04	NT$347,760/US$11,800

(Concluded)

Outstanding index future contracts on March 31, 2012 and 2011 were as follows:

			Contract
			Amount
	Maturity Period	Units	(In Thousands)
March 31, 2012

TAIFEX futures
TX	2012.04	6	NT$	9,463
TX	2012.06	34	NT$	53,664
TE	2012.04	9	NT$	10,849
TF	2012.04	5	NT$	77,965

March 31, 2011

TAIFEX futures
TX	2011.04	14	NT$	23,788
TX	2011.06	12	NT$	21,171
TE	2011.04	4	NT$	5,034
TE	2011.05	21	NT$	26,504

As of March 31, 2012 and 2011, the deposits paid for outstanding index future contracts (classified as other current assets) were $3,820 thousand and $2,914 thousand, respectively.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2012 and 2011 were $54,621 thousand (including realized settlement gain of $38,019 thousand and valuation gain of $16,602 thousand) and $(6,506) thousand (including realized settlement gain of $36,215 thousand and valuation loss of $42,721 thousand), respectively.

6.            AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2012	2011

Domestic listed stocks	$3,441,088	$519,850
Open-end mutual funds	2,406,540	1,540,837
Corporate bonds	76,025	101,904
Foreign listed stocks	11,595	—
	5,935,248	2,162,591
Less: Current portion	2,724,087	2,162,591

	$3,211,161	$—

The board of directors resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  CAL engages mainly in aviatic transportation services.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$67,674	$176,048
Recognized in stockholders’ equity	118,241	(6,398)
Transferred to profit or loss	(7,035)	(1,653)

Balance, end of period	$178,880	$167,997

7.            HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-4.75% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.86% and 1.00%-2.95% for 2012 and 2011, respectively	$14,185,818	$10,929,432
Bank debentures, nominal interest rate ranging from 1.37%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.25%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	905,337	1,106,542
	15,091,155	12,035,974
Less: Current portion	500,266	2,062,915

	$14,590,889	$9,973,059

8.            ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$2,423,012	$2,551,464
Provision for doubtful accounts	9,765	39,018
Accounts receivable written off	(36,081)	(63,975)

Balance, end of period	$2,396,696	$2,526,507

9.            OTHER MONETARY ASSETS - CURRENT

	March 31
	2012	2011

Accrued custodial receipts of MOD service	$137,556	$59,540
Other receivables	1,529,717	2,578,095

	$1,667,273	$2,637,635

10.         INVENTORIES

	March 31
	2012	2011

Merchandise	$3,653,533	$2,988,868
Work in process	408,686	1,001,360
Raw materials	24,256	—
	4,086,475	3,990,228
Land available for sale	395,537	738,633
Land held under development	111,536	499,045
Construction in progress	772,486	471,734
Land held for development	35,816	35,816

	$5,401,850	$5,735,456

The operating costs related to inventories were $12,624,395 thousand (including valuation loss on inventories of $20,888 thousand) and $7,306,973 thousand (including valuation loss on inventories of $43,187 thousand) for the three months ended March 31, 2012 and 2011, respectively.

Land available for sale on March 31, 2012 was for Wan-Xi and Covent projects.  Land available for sale on March 31, 2011 was for Wan-Xi and Li-Shui (B) projects.

Land held under development and construction in progress on March 31, 2012 was for Guang-Diang and Li-Shui (A) projects.  Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012.  Land held under development and construction in progress on March 31, 2011 was for Guang-Diang, Li-Shui (A) and Covent projects.  Covent project was completed in 2011, and reclassified to land available for sale.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method.  The related information were as follows (in thousands):

	March 31
	2012	2011

Percentage of completion method

Guang-Diang project
Contract price	$983,129	$983,129
Estimated construction cost	$430,203	$425,493
Land held under development	$64,987	$64,987

(Continued)

	March 31
	2012	2011

Construction in progress
Construction cost	$328,809	$212,120
Recognized cumulative gain	443,677	256,254

	$772,486	$468,374

Deferred marketing expenses (classified as other current assets)	$10,612	$32,206
Advance from land and building (classified as other current liabilities)	$178,882	$156,204

Percentage of completion	91%	56%
Expected year of completion	2012	2012

(Concluded)

11.         OTHER CURRENT ASSETS

	March 31
	2012	2011

Prepaid expenses	$3,759,735	$3,029,591
Spare parts	2,835,018	2,069,892
Prepaid rents	1,058,353	857,530
Miscellaneous	655,709	682,777

	$8,308,815	$6,639,790

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$709,852	40	$598,205	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	490,707	38	408,944	38
Senao Networks, Inc. (“SNI”)	372,310	41	318,933	41
International Integrated System, Inc. (“IISI”)	259,520	33	—	—
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	256,560	30	238,242	30
Huada Digital Corporation (“HDD”)	250,778	50	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	125,290	30	98,101	30
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	108,533	40	—	—
Kingwaytek Technology Co., Ltd. (“KWT”)	76,849	33	63,901	33
So-net Entertainment Co., Ltd. (“So-net”)	34,644	30	28,620	30
HopeTech Technologies Limited (“HopeTech”)	21,136	45	18,942	45

(Continued)

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	$10,793	49	$5,795	49
Tatung Technology Inc. (“Tatung”)	—	—	6,479	28
Panda Monium Company Ltd.	—	43	—	43

	$2,716,972		$1,786,162

(Concluded)

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash to acquire 50% of its shares.  HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and held a 40% ownership of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

Tatung, the former equity method investee of CHI, completed a capital reduction and a capital increase plan in July 2011, however, CHI did not invested in the capital increase plan of Tatung as the percentage it held; therefore, CHI lost significant influence over Tatung.  CHI reclassified Tatung from investments accounted for using equity method to financial assets carried at cost.

Except for the carrying value and net equity in earnings of HopeTech were calculated based on reviewed financial statements as of and for the three months ended March 31, 2012, the aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $2,695,836 thousand and $1,786,162 thousand as of March 31, 2012 and 2011, respectively.  The net equity in earnings of such equity investees were $173,202 thousand and $63,587 thousand for the three months ended March 31, 2012 and 2011, respectively.

13.         FINANCIAL ASSETS CARRIED AT COST

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
iD Branding Ventures (“iDBV”)	89,553	11	99,504	11

(Continued)

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Global Mobile Corp. (“GMC”)	$77,018	3	$127,018	8
Innovation Works Development Fund, L.P. (“IWDF”)	73,154	4	38,035	7
Procrystal Technology Co., Ltd. (“Procrystal”)	68,185	2	30,000	1
Tons Lightology Inc.	66,150	4	66,150	4
Tatung Technology Inc. (“Tatung”)	60,081	11	—	—
UniDisplay Inc.	55,450	3	55,450	4
MEDIAPRO TECHNOLOGY LTD.	44,871	1	—	—
Innovation Works Limited (“IW”)	31,391	2	31,391	7
Alder Optomechanical Corp.	29,750	1	—	—
VisEra Technologies Company Ltd.	29,371	—	29,371	—
Ultra Fine Optical Technology Co., Ltd.	27,000	8	27,000	8
Hiroca Holdings Ltd.	17,847	—	—	—
Digimax Inc. (“DIG”)	15,080	4	15,080	4
N.T.U. Innovation Incubation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	12,000	9
Fashion Guide Co., Ltd.	10,000	2	—	—
Aide Energy (“Cayman”) Holding Co., Ltd. (“Aide”)	9,380	1	—	—
SuperAlloy Industrial Co., Ltd.	6,732	—	7,123	—
CQi Energy Infocom Inc. (“CQi”)	6,000	18	20,000	18
DelSolar Co.	5,702	—	6,097	—
Optivision Technology Inc.	5,087	—	10,189	—
Cando Corporation	4,946	—	4,946	—
Tatung Fine Chemicals Co. (“TFChemicals”)	4,365	—	9,135	—
Subtron Technology Co.	3,608	—	5,053	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
XinTec Inc.	1,078	—	1,078	—
RPTI International (“RPTI”)	—	10	34,500	10
Taimide Technology Ltd.	—	—	18,909	1
Lextar Electronics Corp.	—	—	16,243	—
PChome Store Inc.	—	—	14,072	3
Huga Optotech Inc.	—	—	12,870	—
Win Semiconductors Corp.	—	—	10,555	—
A2peak Power Co., Ltd. (“A2P”)	—	3	9,858	3
Chia Chang Co., Ltd.	—	—	9,366	—
ChipSip Technology Co., Ltd. (“ChipSip”)	—	—	6,133	2
Crystal Media Inc. (“CMI”)	—	—	5,630	5
G-Tech Optoelectronics Corp.	—	—	1,599	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7
eASPNet Inc.	—	—	—	2

	$2,758,779		$2,739,335

(Concluded)

The above investments do not have quoted market prices in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.         OTHER MONETARY ASSETS - NONCURRENT

	March 31
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

15.         PROPERTY, PLANT AND EQUIPMENT

	March 31
	2012	2011

Cost
Land	$103,808,185	$103,828,369
Land improvements	1,572,448	1,551,988
Buildings	67,696,301	67,450,256
Computer equipment	15,028,053	15,936,481
Telecommunications equipment	658,802,536	657,319,135
Transportation equipment	2,584,674	2,258,925
Miscellaneous equipment	6,977,717	7,087,675
Total cost	856,469,914	855,432,829
Revaluation increment on land	5,762,418	5,762,611
	862,232,332	861,195,440
Accumulated depreciation
Land improvements	1,055,246	1,014,410
Buildings	20,027,643	18,882,108
Computer equipment	11,206,729	12,223,984
Telecommunications equipment	536,606,919	531,127,049
Transportation equipment	1,223,611	1,524,816
Miscellaneous equipment	5,568,308	5,872,317
	575,688,456	570,644,684
Construction in progress and advances related to acquisition of equipment	14,154,846	11,161,809

Property, plant and equipment, net	$300,698,722	$301,712,565

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999.  These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of March 31, 2012, the unrealized revaluation increment was decreased to $5,762,636 thousand due to disposal of revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2012 and 2011 were $7,711,261 thousand and $7,714,492 thousand, respectively.  Capitalized interest expense for the three months ended March 31, 2012 and 2011 were $6 thousand and $30 thousand, respectively.  The capitalized interest rate were 1.20% and 1.10%, respectively.

16.         SHORT-TERM LOANS

	March 31
	2012	2011

Unsecured loans - annual rate - 1.24%-1.53% and 1.10%-1.45% for the 2012 and 2011, respectively	$75,000	$115,000

17.         SHORT-TERM BILLS PAYABLE

	March 31
	2012	2011

Commercial paper - annual rate - 0.84%	$—	$29,977

18.         ACCRUED EXPENSES

	March 31
	2012	2011

Accrued salary and compensation	$6,230,835	$6,952,935
Accrued franchise fees	2,742,409	2,719,377
Accrued employees’ bonuses and remuneration to directors and supervisors	2,728,615	2,924,790
Other accrued expenses	3,340,975	3,293,343

	$15,042,834	$15,890,445

19.         OTHER CURRENT LIABILITIES

	March 31
	2012	2011

Advance receipts	$12,918,140	$11,296,223
Payables to equipment suppliers	1,755,372	1,304,937
Amounts collected in trust for others	1,361,600	1,676,680
Payables to contractors	1,247,230	697,783
Refundable customers’ deposits	1,081,913	1,102,520
Others	3,201,102	2,641,129

	$21,565,357	$18,719,272

20.         LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31
	2012	2011
Secured loans - annual rate - 1.10% and 0.92%-1.66% for 2012 and 2011, respectively	$1,650,000	$3,245,752
Unsecured loans - annual rate - 2.01% and 2.01%-2.17% for 2012 and 2011, respectively	83,723	184,191
	1,733,723	3,429,943
Less: Current portion of long-term loans	683,723	306,802

	$1,050,000	$3,123,141

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.  LED renegotiated the loan repayment schedule with Chang Hwa bank in September 2011.  LED early repaid $1,100,000 thousand in 2011, and will repay $600,000 thousand and $1,050,000 thousand in December 2012 and September 2015, respectively.

LED obtained a secured loan from First Commercial Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.  The loan was repaid early in June 2011.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009.  Interest and the principal are paid monthly from March 2009 and due in February 2012.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009.  Interest and principal amount are paid monthly from January 2009 and due in January 2013.

21.         MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations.  Maturity analysis of LED’s related assets and liabilities was as follows:

	March 31, 2012
	Within One Year	Over One Year	Total
Assets

Accounts receivable	$16,662	$—	$16,662
Inventories	1,000,367	315,008	1,315,375
Deferred expenses (classified as other current assets)	4,448	6,164	10,612

	$1,021,477	$321,172	$1,342,649
Liabilities

Accrued expenses	$31,542	$—	$31,542
Payable to contractors (classified as other current liabilities)	29,279	—	29,279
Advance from land and building (classified as other current liabilities)	281,591	—	281,591

	$342,412	$—	$342,412

	March 31, 2011
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,745,228	$1,745,228
Deferred expenses (classified as other current assets)	—	113,835	113,835
Restricted assets	—	35,671	35,671

	$—	$1,894,734	$1,894,734

Liabilities

Payable to contractors (classified as other current liabilities)	$—	$11,583	$11,583
Advance from land and building (classified as other current liabilities)	—	555,517	555,517

	$—	$567,100	$567,100

22.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand, which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of March 31, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of March 31, 2012, the outstanding ADSs were 439,309 thousand common shares, which equaled approximately 43,931 thousand units and represented 5.66% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.             Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital also may be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the three months ended March 31, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amount and the amount resolved in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or, under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 earnings of Chunghwa have been resolved by the board of directors on March 27, 2012, and the appropriations and distributions of the 2010 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors resolved in the board of directors on March 27, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in board of directors of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of the 2011 earnings, and the amounts for bonuses to employees and remuneration to directors and supervisors is subject to the approval in the stockholders’ meeting on June 22, 2012.  Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

23.         SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2004.12.01	2005.11.28	1,500	13.5
			(Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1
			(Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6
			(Original price $44.2)

		17,681

Each option is eligible to subscribe for one common share when exercisable.  Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value.  The SENAO Plans have an exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.  The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2012 and 2011 was as follows:

	Stock Options Outstanding
	2012		2011
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	2,278	$38.85	5,103	$36.15
Options exercised	(828)	33.57	(1,274)	34.72
Options expired	(5)	12.10	(7)	39.94

Options outstanding, end of period	1,445	41.97	3,822	36.61

Options exercisable, end of period	1,445		2,440

As of March 31, 2012, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	30	0.08	$12.10	30	$12.10
$42.6	1,415	1.67	42.60	1,415	42.60

As of March 31, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.4	758	1.08	$12.40	758	$12.40
$42.6	3,064	2.67	42.60	1,682	42.60

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2012 and 2011.  Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005

Expected dividend yield	1.49%	—	—
Risk free interest rate	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%
Weighted-average fair value of grants	$13.69	$5.88	$6.93

24.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2012
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$3,240,311	$2,860,037	$6,100,348
Insurance	281,476	237,800	519,276
Pension	450,168	326,188	776,356
Other compensation	1,916,693	1,366,479	3,283,172

	$5,888,648	$4,790,504	$10,679,152

Depreciation expense	$7,241,629	$469,632	$7,711,261
Amortization expense	$296,598	$57,102	$353,700

	Three Months Ended March 31, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$3,072,279	$2,631,848	$5,704,127
Insurance	272,432	220,066	492,498
Pension	435,031	310,388	745,419
Other compensation	2,442,144	1,717,516	4,159,660

	$6,221,886	$4,879,818	$11,101,704

Depreciation expense	$7,287,955	$426,987	$7,714,942
Amortization expense	$289,316	$54,858	$344,174

25.         INCOME TAX

a.             Income tax expense consisted of the following:

	Three Months Ended March 31
	2012	2011

Income tax payable	$1,946,775	$2,380,261
Income tax - deferred	3,870	(61,699)
Adjustments of prior years’ income tax	(730)	428
Foreign income tax	4,651	—

Income tax	$1,954,566	$2,318,990

b.             Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2012	2011

Current

Deferred income tax assets (liabilities)
Provision for doubtful accounts	$255,934	$227,177
Valuation loss on inventory	36,249	13,510
Loss carryforward	27,540	—
Unrealized accrued expense	26,590	50,620
Estimated warranty liabilities	8,630	22,016
Unrealized foreign exchange loss, net	5,289	19,703
Investment tax credit	3,402	8,995
Valuation loss (gain) on financial instruments, net	(3,087)	969
Other	4,709	16,331
	365,256	359,321
Valuation allowance	(254,258)	(234,008)

Net deferred income tax assets - current	$110,998	$125,313

Noncurrent

Deferred income tax assets (liabilities)
Accrued pension cost	$249,172	$303,046
Equity in losses of equity method investees, net	48,483	9,670
Loss carryforward	34,616	88,996
Impairment loss	11,947	62,854
Investment tax credit	3,487	7,239
Abandonment of equipment not approved by National Tax Administration	107	37,562
Other	(2,603)	3,189
	345,209	512,556
Valuation allowance	(4,849)	(13,029)

Net deferred income tax assets - noncurrent	$340,360	$499,527

As of March 31, 2012, details for investment tax credit of CHPT are as follows:

		Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year

Statute for Upgrading Industries	Personnel training expenditures	$1,823	2012
	Personnel training expenditures	3,288	2013
	Purchase of machinery and equipment	1,579	2012
	Purchase of machinery and equipment	199	2013

		$6,889

As of March 31, 2012, loss carryforward of CHIEF, Unigate, CEI, LED, CHI and SFD are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year

CHIEF	$17,267	$5,108	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	23	23	2021
	5	5	2022
CEI	9	9	2021
	3	3	2022
LED	5,426	4,253	2018
	7,571	7,571	2019
	7,957	7,957	2020
	10,458	10,458	2021
CHI	3,376	574	2020
SFD	1,258	1,258	2021

	$78,290	$62,156

c.              The related information under the Integrated Income Tax System is as follows:

	March 31
	2012	2011

Balance of Imputation Credit Account (“ICA”)
Chunghwa	$4,831,010	$4,483,339

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2011 and 2010 for earnings were 17.46% and 18.76%, respectively.  The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution.  The estimated creditable ratio may change when the actual distribution of imputation credit is made.

d.             Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007.  The following subsidiaries income tax returns have been examined by authorities through 2009:  SENAO, CHIEF, Unigate, CHPT, CHSI and SHE.  The following subsidiaries income tax returns have been examined by tax authorities through 2010:  CHI, YYRP, LED and CIYP.

26.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income

Three months ended March 31, 2012

Basic EPS
Income attributable to stockholders of the parent	$11,320,545	$9,489,503	7,757,447	$1.46	$1.22
Effect of dilutive potential common stock
SENAO’s stock options	(2,254)	(2,254)	—
Employee bonus	—	—	25,386

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$11,318,291	$9,487,249	7,782,833	$1.45	$1.22

Three months ended March 31, 2011

Basic EPS
Income attributable to stockholders of the parent	$14,078,894	$11,834,866	7,886,737	$1.79	$1.50
Effect of dilutive potential common stock
SENAO’s stock options	(1,685)	(1,685)	—
Employee bonus	—	—	27,383

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,077,209	$11,833,181	7,914,120	$1.78	$1.50

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2012 and 2011 were also due to the effect of potential common stock of stock options by SENAO.

27.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $805,495 thousand ($743,052 thousand subject to defined benefit plan and $62,443 thousand subject to defined contribution plan) and $773,253 thousand ($716,772 thousand subject to defined benefit plan and $56,481 thousand subject to defined contribution plan) for the three months ended March 31, 2012 and 2011, respectively.

28.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all revenues and costs of doing business are reflected in the financial statements.

a.              The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Viettel - CHT Co., Ltd. (“Viettel - CHT”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS

(Continued)

Company	Relationship

Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Investor with significant influence over IISI
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Sochamp Technology Co., Ltd. (“Sochamp”)	Equity-method investee of CHST
United Daily News Co., Ltd. (“UDN”)	Investor of significant influence over SFD
udn Digital Co., Ltd. (“udnD”)	Investor of significant influence over SFD
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI

(Concluded)

b.             Significant transactions with the above related parties are summarized as follows:

	March 31
	2012		2011
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
So-net	$33,460	88	$8,735	32
Hope Tech	—	—	15,422	57
Others	4,590	12	2,724	11

	$38,050	100	$26,881	100

2) Prepaid expenses (include in other current assets)

Others	$4	—	$476	—

3) Refundable deposit

Others	$—	—	$383	—

4) Payables

Trade notes payable, accounts payable and accrued expenses
STS	$132,325	36	$—	—
IISI	100,201	27	—	—
TISE	64,855	18	109,775	69
Others	34,882	10	48,347	31
	332,263	91	158,122	100
Amounts collected in trust for others
So-net	22,896	6	—	—
Others	11,556	3	—	—
	34,452	9	—	—

	$366,715	100	$158,122	100

		March 31
		2012		2011
		Amount	%	Amount	%
5)	Advances from customers (include in other current liabilities)

	Others	$2,739	—	$2,739	—

6)	Customers’ deposits

	Others	$1,670	—	$434	—

		Three Months Ended March 31
		2012		2011
		Amount	%	Amount	%

7)	Revenues

	So-net	$91,924	—	$42,131	—
	HopeTech	20,606	—	32,898	—
	Others	12,292	—	16,438	—

		$124,822	—	$91,467	—

8)	Operating costs and expenses

	STS	$101,625	—	$—	—
	TISE	91,887	—	94,940	—
	IISI	52,882	—	—	—
	SKYSOFT	22,225	—	13,240	—
	Others	20,956	—	23,959	—

		$289,575	—	$132,139	—

9)	Non-operating income and gains

	Others	$7,803	1	$7,817	1

10)	Acquisitions of property, plant and equipment

	TISE	$34,064	1	$37,639	1

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the three months ended March 31, 2012 was $101,625 thousand, which consisted of a reduction of the prepayment of $51,128 thousand and an additional accrual of $50,497 thousand.  The prepayment was $2,931,369 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,726,855 thousand) as of March 31, 2012.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

29.         PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by LED, CHPT and CHTS.

	March 31
	2012	2011

Property, plant and equipment, net	$2,720,059	$3,383,157
Restricted assets	8,672	66,773

	$2,728,731	$3,449,930

30.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.              Acquisitions of land and buildings of $2,598 thousand.

b.             Acquisitions of telecommunications equipment of $22,273,201 thousand.

c.              Unused letters of credit of $300,000 thousand.

d.             Contract to print billing, envelopes and marketing gifts of $17,401 thousand.

e.              LED has already contracted to advance sale of land and building for $905,990 thousand, and collected $178,882 thousand in advance according to the contracts.

f.                For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank of Taiwan and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

March 31, 2012

Land held for sale	$125,245

g.             The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.

Future lease payments were as follows:

Amount

2012 (from April 1, 2012 to December 31, 2012)	$1,466,012
2013	1,580,699
2014	1,284,771
2015	1,009,515
2016 and thereafter	993,336

h.             A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

31.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.              Carrying amount and fair value of financial instruments were as follows:

	March 31
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$69,938,896	$69,938,896	$75,002,169	$75,002,169
Financial assets at fair value through profit or loss	65,023	65,023	79,443	79,443
Available-for-sale financial assets	2,724,087	2,724,087	2,162,591	2,162,591
Held-to-maturity financial assets - current	500,266	500,266	2,062,915	2,062,915
Trade notes and accounts receivable, net	22,037,757	22,037,757	19,530,851	19,530,851
Receivable from related parties	38,050	38,050	26,881	26,881
Other current monetary assets	1,667,273	1,667,273	2,637,635	2,637,635
Restricted assets - current	—	—	39,005	39,005
Financial assets carried at cost	2,758,779	—	2,739,335	—
Available-for-sale financial assets - noncurrent	3,211,161	3,211,161	—	—
Held-to-maturity financial assets - noncurrent	14,590,889	14,590,889	9,973,059	9,973,059
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,653,679	1,653,679	1,380,145	1,380,145
Restricted assets - noncurrent	8,672	8,672	63,439	63,439
Liabilities
Short-term loans	75,000	75,000	115,000	115,000
Short-term bills payable	—	—	29,977	29,977
Financial liabilities at fair value through profit or loss	803	803	7,589	7,589
Trade notes and accounts payable	12,630,673	12,633,230	9,183,150	9,183,150
Payable to related parties	366,715	366,715	158,122	158,122
Accrued expenses	15,042,834	15,042,834	15,890,445	15,890,445
Payables to equipment suppliers (included in “other current liabilities”)	1,755,372	1,755,372	1,304,937	1,304,937
Amounts collected in trust for others (included in “other current liabilities”)	1,361,600	1,361,600	1,676,680	1,676,680
Payables to contractors (included in “other current liabilities”)	1,247,230	1,247,230	697,783	697,783
Refundable customers’ deposits (included in “other current liabilities”)	1,081,913	1,081,913	1,102,520	1,102,520
Current portion of long-term loans	683,723	683,723	306,802	306,802
Long-term loans	1,050,000	1,050,000	3,123,141	3,123,141
Customers’ deposits	4,954,927	4,954,927	5,834,716	5,834,716

b.             Methods and assumptions used in the estimation of fair values of financial instruments:

1)             The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)             If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)             Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)             The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts.  The projected cash flows were discounted using the interest rate of similar long-term loans.

c.              Fair value of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2012	2011	2012	2011

Assets
Financial assets at fair value through profit or loss	$46,318	$78,798	$18,705	$645
Available-for-sale financial assets	5,859,223	2,060,687	76,025	101,904
Liabilities
Financial liabilities at fair value through profit or loss	31	481	772	7,108

d.             Information about financial risks

1)             Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds and corporate bonds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)             Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect the Company’s exposure to default by those parties to be material.  The company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)             Liquidity risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidity risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidity risk is anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidity risk is anticipated.

4)             Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

32.         ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.              Financing provided:  None.

b.             Endorsement/guarantee provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.                Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  None.

g.             Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 4.

h.             Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 5.

i.                 Names, locations, and other information of investees on which the Company exercises significant influence:  Please see Table 6.

j.                 Financial transactions:  Please see Notes 5 and 31.

k.              Investment in Mainland China:  Please see Table 7.

l.                 Intercompany relationships and significant intercompany transaction:  Please see Table 8.

33.         THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information:  Please see Table 9.

34.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	March 31
	2012			2011
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$21,595	29.51	$637,283	$26,124	29.40	$769,217
HKD	112,157	3.80	426,197	71,442	3.78	269,837
JPY	83,411	0.36	30,028	38,803	0.36	13,775
SGD	4,657	23.49	109,386	12,934	23.34	301,881
RMB	48,639	4.69	228,116	292	4.51	1,315
VND	22,080,441	0.00137	30,250	—	0.00137	—
Accounts receivable
USD	181,289	29.51	5,349,842	138,068	29.40	4,059,206
HKD	58,858	3.80	223,778	53,607	3.78	202,473
SGD	—	23.49	—	1,023	23.34	23,871
Available-for-sale financial assets
USD	73,546	29.51	2,170,334	35,321	29.40	1,038,440
Investments accounted for using equity method
USD	735	29.51	21,694	907	29.40	26,666
VND	187,270,073	0.00137	256,560	173,899,270	0.00137	238,242
SGD	20,890	23.49	490,707	17,521	23.34	408,944

Financial liabilities

Monetary items
Payable to suppliers
USD	$165,815	29.51	$4,893,190	$114,453	29.40	$3,364,906
EUR	32,498	39.41	1,280,740	23,545	41.71	982,081
SGD	5,708	23.49	134,088	389	23.34	9,091
RMB	15,496	4.69	72,678	—	4.51	—

35.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the following information on the adoption of International Financial Reporting Standards (IFRSs) as follows, except for SENAO International Co., Ltd. and its subsidiaries, the related affected amount and information of subsidiaries and the Company’s long-term equity investments have not been reviewed.

a.              On May 14, 2009, the FSC announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC.  To comply with this framework, the Company has set up a project team and made a plan to adopt the IFRSs.  Leading the implementation of this plan is the President, Mr. Chang.  The main contents of the plan, anticipated schedule and status of execution as of March 31, 2012 were as follows:

Contents of Plan		Responsible Department	Status of Execution

1)	Evaluation Phase: August 1, 2009 - March 31, 2010

	a) Make IFRSs adoption plan and set up a IFRSs project team	Accounting department	Completed
	b) Compare and analyze the differences between current accounting policies and IFRSs	Accounting department	Completed
	c) Evaluate the modification of current accounting policies for IFRSs adoption	Accounting department	Completed
	d) Evaluate the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	e) Conduct the first stage of internal employee training	Accounting department	Completed

2)	Preparation Phase: April 1, 2010 - December 31, 2011

	a) Determine accounting policies in accordance with IFRSs	Accounting department	Completed
	b) Choose the optional exemptions under IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	c) Modify related information system	Information technology department, accounting department	Completed
	d) Amend internal control and related policies	Accounting department, related departments	Completed
	e) Conduct the second stage of internal employee training	Accounting department	Completed

3)	Application Phase: January 1, 2012 - December 31, 2013

	a) Prepare opening IFRSs balance sheet	Accounting department	Completed
	b) Prepare IFRS comparative financial statements for the year ended December 31, 2012.	Accounting department	In progress
	c) Prepare financial statements in accordance with IFRSs	Accounting department	In progress

b.             Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012).  IFRS 1 provided several optional exemptions.  The main exemptions adopted by the Company were discussed as follows:

1)             Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)             Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)             Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under ROC GAAP as its deemed cost.

4)             Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d. of “explanation for the adjustments of IFRSs transition”.

c.              The Company had assessed the material differences and the impacts between the existing accounting policies and the accounting policies to be adopted under IFRSs as follows:

1)             Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$106,538,985	$(337,754)	$(115,464)	$106,085,767	Current assets	4, 7, 9, 13
Long-term investments	19,876,491	(5,553)	(1,000,000)	18,870,938	Long-term investments	10,13
Property, plant and equipment	302,612,014	—	(7,602,063)	295,009,951	Property, plant and equipment	1, 2, 13
		—	9,060,081	9,060,081	Investment property	1,2
Intangible assets	6,330,253	—	12,475	6,342,728	Intangible assets	13
Other assets	7,562,539	581,839	(334,947)	7,809,431	Other noncurrent assets	1, 2, 4, 5, 6, 7,13

Total	$442,920,282	$238,532	$20,082	$443,178,896	Total

Current liabilities	$59,280,808	$(72,301)	$—	$59,208,507	Current liabilities	7, 9
Noncurrent liabilities	3,635,835	1,962,186	—	5,598,021	Long-term liabilities	7, 8
Reserve for land value incremental tax	94,986	—	(94,986)	—		4
Other liabilities	6,866,005	1,549,205	115,068	8,530,278	Other noncurrent liabilities	4, 6
Total liabilities	69,877,634	3,439,090	20,082	73,336,806	Total liabilities
Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	—	190,157,537	Additional paid-in capital	6, 12
Retained earnings	115,866,869	(18,050,922)	—	97,815,947	Retained earnings	3, 5, 6, 7, 8, 9, 10, 11, 12
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3, 6, 10
Total equity attributable to stockholders of the parent	368,731,026	(3,154,321)	—	365,576,705	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(46,237)	—	4,265,385	Noncontrolling interest	5, 6, 10, 11
Total stockholders’ equity	373,042,648	(3,200,558)	—	369,842,090	Total shareholders ‘ equity

Total	$442,920,282	$238,532	$20,082	$443,178,896	Total

2)             Reconciliation of consolidated balance sheet as of March 31, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$110,793,015	$(390,390)	$(110,998)	$110,291,627	Current assets	4, 7, 9, 13
Long-term investments	24,277,801	(7,555)	(1,000,000)	23,270,246	Long-term investments	10, 12, 13
Property, plant and equipment	300,698,722	—	(7,605,051)	293,093,671	Property, plant and equipment	1, 2, 13
		—	9,055,986	9,055,986	Investment property	1, 2
Intangible assets	6,128,271	—	10,158	6,138,429	Intangible assets	13
Other assets	7,496,996	549,508	(339,832)	7,706,672	Other noncurrent assets	1, 2, 4, 5, 6, 7,13

Total	$449,394,805	$151,563	$10,263	$449,556,631	Total

(Continued)

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current liabilities	$55,839,535	$(91,412)	$—	$55,748,123	Current liabilities	7, 9
Noncurrent liabilities	3,639,481	1,788,685	—	5,428,166	Long-term liabilities	7, 8
Reserve for land value incremental tax	94,986	—	(94,986)	—		4
Other liabilities	6,790,094	1,548,125	105,249	8,443,468	Other noncurrent liabilities	4, 5, 6
Total liabilities	66,364,096	3,245,398	10,263	69,619,757	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,538,331	20,620,873	—	190,159,204	Additional paid-in capital	6, 12
Retained earnings	125,356,372	(17,943,165)	—	107,413,207	Retained earnings	3, 5, 6, 7, 8, 9, 10, 11, 12
Other adjustments	5,829,807	(5,724,530)	—	105,277	Other adjustments	3, 6, 10
Total equity attributable to stockholders of the parent	378,298,975	(3,046,822)	—	375,252,153	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,731,734	(47,013)	—	4,684,721	Noncontrolling interest	5, 6, 10, 11
Total stockholders’ equity	383,030,709	(3,093,835)	—	379,936,874	Total shareholders’ equity

Total	$449,394,805	$151,563	$10,263	$449,556,631	Total

3)             Reconciliation of consolidated statement of comprehensive income for three months ended March 31, 2012

		Adjustments
		Differences in
ROC GAAP		Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$55,418,294	$65,572	$—	$55,483,866	Net revenues	7, 8, 9
Operating costs	(36,622,429)	41,778	(273)	(36,580,924)	Operating costs	7, 9, 14
Gross profits	18,795,865	107,350	(273)	18,902,942	Gross profits
Operating expenses	(7,464,950)	33,290	273	(7,431,387)	Operating expenses	6, 7, 9, 11, 14
Income from operations	11,330,915	140,640	—	11,471,555	Income from operations
Non-operating income and losses	501,958	(1,744)	—	500,214	Non-operating income and losses	3, 10, 12, 14
Income before income tax	11,832,873	138,896	—	11,971,769	Income before income tax
Income tax expense	(1,954,566)	(31,933)	—	(1,986,499)	Income tax expenses	5
Consolidated net income	$9,878,307	$106,963	$—	9,985,270	Consolidated net income
				(43,548)	Exchange differences arising from the translation of the foreign operations
				115,632	Unrealized valuation gain on available-for-sale financial assets
				72,084	Other comprehensive income - current period (after tax)
				$10,057,354	Total comprehensive income

d.             Explanation for the adjustments of IFRSs transition:

1)         Classification of investment property

On January 1, 2012, the assets that met definitions of investment property under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment property.  The total amount of reclassification was $9,060,081 thousand.  On March 31, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment, $8,592,569 thousand, and other assets - idle assets, $463,417 thousand, to investment property.  The total amount of reclassification was $9,055,986 thousand.

2)         Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment property based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand and $397,724 thousand as of January 1, 2012 and March 31, 2012, respectively.  Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment property, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand and $436,024 thousand, as of January 1, 2012 and March 31, 2012, respectively.

3)         Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1.  The management measured land (classified as property, plant and equipment and investment property under IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs.  On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings and the amount was $5,762,753 thousand.  This reclassification did not affect total equity.  Due to disposal of some revalued assets, unrealized revaluation increment reclassified to retained earnings was decreased by $117 thousand and unrealized revaluation increment as of March 31, 2012 was $5,762,636 thousand.  As a result of the above adjustments, gain on disposal of property, plant and equipment was reduced by $117 thousand.

4)         Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability.  When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.  However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be netted.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent.  However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities.  Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand and $110,998 thousand as of January 1, 2012 and March 31, 2012, respectively.  Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed.  As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent were increased by $20,082 thousand and $10,263 thousand, respectively, and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)         Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows:  Deferred income tax assets were increased by $596,271 thousand and $564,423 thousand as of January 1, 2012 and March 31, 2012, respectively; retained earnings were increased by $587,418 thousand and $555,564 thousand as of January 1, 2012 and March 31, 2012, respectively; noncontrolling interest were increased by $8,853 thousand and $8,774 thousand as of January 1, 2012 and March 31, 2012, respectively.  Deferred income tax liabilities were increased by $85 thousand as of March 31, 2012.  For the three months ended March 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $31,848 thousand in deferred tax assets and increased by $85 thousand in deferred income tax liabilities), income tax expense was increased by $31,933 thousand.

6)         Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18 “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost.  After the transition to IFRSs, transitional rules in IAS 19 “Employee Benefits” did not apply, so the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Further, under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, the Company elected to recognize pension gains (losses) resulting from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities were increased by $1,549,205 thousand and $1,548,040 thousand as of January 1, 2012 and March 31, 2012, respectively; other noncurrent assets were decreased by $14,524 thousand and $15,022 thousand as of January 1, 2012 and March 31, 2012, respectively; retained earnings were decreased by $1,512,034 thousand and $1,511,833 thousand as of January 1, 2012 and March 31, 2012, respectively; unrecognized net losses of pension were decreased by $215 thousand as of January 1, 2012 and March 31, 2012; noncontrolling interests were decreased by $51,910 thousand and $51,444 thousand as of January 1, 2012 and March 31, 2012, respectively.  For the three months ended March 31, 2012, pension cost under operating expense was decreased by $667 thousand.

Further, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the related regulations. After privatization, the pension obligations of retained employees that were civil employees and entitled to receive future monthly pension payments based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand calculated according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital- privatization at the date of transition of IFRSs.

7)         Award credits (often known as “points”)

Under ROC GAAP, there’s no related guidance about award credits.  After the transition to IFRSs, Chunghwa applied IFRIC 13 “Customer Royalty Program” retroactively.  The award credit should be measured at its fair value to defer the recognition of revenue.  When the customers redeem the points, the related revenues and costs shall be recognized.  The guidance will replace Chunghwa’s current accounting policy that Chunghwa would accrue expenses when the award credits were given.

Accrued award credits liabilities (classified as other current liabilities) were decreased by $70,036 thousand and $88,786 thousand as of January 1, 2012 and March 31, 2012, respectively; receivables were increased by $12,128 thousand ($12,036 thousand was classified as current assets and $92 thousand was classified as noncurrent assets) and $15,193 thousand ($15,086 thousand was classified as current assets and $107 thousand was classified as noncurrent assets) as of January 1, 2012 and March 31, 2012, respectively; deferred award credits revenue (classified as long-term liabilities - deferred revenue) were increased by $36,370 thousand and $49,412 thousand as of January 1, 2012 and March 31, 2012, respectively; retained earnings were increased by $45,794 thousand and $54,567 thousand as of January 1, 2012 and March 31, 2012, respectively.  The revenue was decreased by $9,977 thousand, the marketing expenses were decreased by $25,552 thousand and the operating cost was increased by $6,802 thousand for the three months ended March 31, 2012.

8)         Recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed.  Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa should retrospectively adjust the deferred income of $1,925,816 thousand and $1,739,273 thousand as of January 1, 2012 and March 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service (classified as long-term liabilities - deferred income).  For the three months ended March 31, 2012, revenue from providing fixed line connection service was increased by $186,543 thousand.

9)         Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15.11, so IAS 11 “Construction Contracts” does not apply.  The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18 “Revenue”.  Due to the reasons mentioned above, the Company should reverse the revenue that was recognized based on percentage completion method.

Inventories were decreased by $392,040 thousand and $454,454 thousand as of January 1, 2012 and March 31, 2012, respectively; deferred marketing expenses (classified as other current assets) were increased by $42,250 thousand and $48,978 thousand as of January 1, 2012 and March 31, 2012, respectively; accrued expenses (classified as other current liabilities) were decreased by $2,265 thousand and $2,626 thousand as of January 1, 2012 and March 31, 2012, respectively; retained earnings were decreased by $347,525 thousand and $402,850 thousand as of January 1, 2012 and March 31, 2012, respectively.  The construction revenue was decreased by $110,995 thousand, the construction cost was decreased by $48,581 thousand and the marking expenses were decreased by $7,089 thousand for the three months ended March 31, 2012.

10)       Equity method investments

Associates and joint ventures that accounted for using equity method should also adopt IFRSs in coordinated with the Company’s transition to IFRSs.  The main adjustment includes employee benefit and share-based payments, etc.  Due to the adjustments, long-term investments were decreased by $5,553 thousand and $7,180 thousand as of January 1, 2012 and March 31, 2012, respectively; retained earnings were decreased by $39,681 thousand and $40,136 thousand as of January 1, 2012 and March 31, 2012, respectively; unrecognized net loss of pension was both decreased by $37,891 thousand as of January 1, 2012 and March 31, 2012; noncontrolling interest was decreased by $3,763 thousand and $4,935 thousand as of January 1, 2012 and March 31, 2012, respectively.  Investment income from associates and joint ventures was decreased by $1,627 thousand for the three months ended March 31, 2012.

11)       Share-based payment transactions

The employee stock options granted by subsidiary were not vested on the transition date.  Therefore, the subsidiary should apply IFRS 2 “Share-based Payment” retroactively.

Under IFRSs, subsidiaries recognized the additional paid-in capital - employee stock option when the options were granted.  Such paid-in capital - employee stock option does not belong to the equity attributable to parent company, so it should be regarded as noncontrolling interest.  As of January 1, 2012, retained earnings were decreased by $583 thousand and noncontrolling interest was increased by $583 thousand.  As of March 1, 2012, retained earnings were decreased by $592 thousand and noncontrolling interest was increased by $592 thousand.  For the three months ended March 31, 2012, the company recognized compensation cost under general and administrative expense of $18 thousand.

12)       Paid-in capital related to long-term investments

According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, when an investee issues new shares and original shareholders did not acquire new shares proportionately, and the changes in investor’s shareholdings resulting in the changes in the net equity value of the equity method investee attributable to the investor, such changes shall adjust additional paid-in capital and long-term investments.  However, under IFRSs, if the changes did not cause the investor lose control over subsidiaries, the change shall be treated as equity transactions.  When the Company applied IFRS 1, it did not apply IAS 27 “Consolidated and Separate Financial Statements” retroactively.  Therefore, the Company could only comply with the rule in IFRSs FAQs published by Taiwan Stock Exchange, and reclassify the paid-in capitals which did not meet the definitions under IFRSs or Company Act and Regulation of Ministry of Economics Affairs to retained earnings.  The Company reclassified such paid-in capital of $26,830 thousand as of January 1, 2012 to retained earnings.  As of March 31, 2012, the paid-in capital from long-term investments recognized under ROC GAAP was decreased by $2,042 thousand; paid-in capital - disposal of subsidiary was increased by $1,667 thousand, and long-term investment was decreased by $375 thousand.

13)       Presentation of consolidated balance sheets

a)            Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  Since the net assets of this fund would be returned proportionately after the project was completed, in order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)           Certified deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal.  Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Certified deposits with maturities of more than three months held by the Company were $40,709,500 thousand and $41,633,500 thousand as of January 1, 2012 and March 31, 2012, respectively.  In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)             Deferred expense

Under IFRSs, the deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature.  Deferred expenses belonged to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand and $153,770 thousand as of January 1, 2012 and March 31, 2012, respectively.  Deferred expenses belonged to computer software were reclassified as intangible assets of $12,475 thousand and $10,158 thousand as of January 1, 2012 and March 31, 2012, respectively.

14)       Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income.  Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

d.             The Company has prepared the above assessments in compliance with (a) the 2010 version of the IFRSs translated by the ARDF and issued by the FSC and (b) the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended and issued by the FSC on December 22, 2011.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs.  Therefore, the above assessments may be affected, and differ from the new accounting policies that are drafted by IFRSs.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2012

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,782,990	$1,031,923	$954,477	$—	0.3%	$15,131,959
				(Note 3)		(Note 4)			(Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207	2,150,000	2,150,000	2,150,000	0.5%	3,859,207
				(Note 7)		(Note 5)	(Note 5)		(Note 7)

Note 1:                 Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.            “0” for the Company.

b.            Subsidiaries are numbered from “1”.

Note 2:                 Relationships between the endorsement/guarantee provider and the guaranteed party:

a.            Trading partner.

b.            Majority owned subsidiary.

c.             The Company and subsidiary owns over 50% ownership of the investee company.

d.            A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.             Guaranteed by the Company according to the construction contract.

f.              An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:                 The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the financial statements for the three months ended March 31, 2012 of the Company.

Note 4:                 The actual amount used by guaranteed party is $954,477 thousand.

Note 5:                 The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:                 The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:                 The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,684,305 (Note 10)	28	$9,904,695	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	4,422,825 (Note 10)	100	4,424,453	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,786,637 (Note 10)	89	1,843,877	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190	870,919 (Note 10)	100	870,919	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	723,715 (Note 10)	100	684,566	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	709,852	40	992,403	Note 1
		Chunghwa Telecom Singapore Pte., Ltd	Subsidiary	Investments accounted for using equity method	26,383	690,872 (Note 10)	100	690,872	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	607,343 (Note 10)	69	550,516	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	259,520	33	239,071	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	256,560	30	256,560	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	250,778	50	250,778	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	204,202 (Note 10)	100	204,202	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960	174,899 (Note 10)	100	175,126	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	125,290	30	87,602	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	109,623 (Note 10)	56	96,963	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	108,533	40	108,533	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	90,832 (Note 10)	100	105,550	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	76,849	33	38,442	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	56,461 (Note 10)	65	56,504	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	34,737 (Note 10)	100	34,737	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,644	30	17,208	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	22,858 (Note 10)	100	22,858	Note 1

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership		Market Value or Net Asset Value		Note

		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	$18,711 (Note 10)		51	$18,871			Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1 dollar (Note 10))	100	US$	— (1 dollar	)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	1,789,530		12		1,608,027		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	20,000	200,000		17		210,964		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018		3		65,843		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	73,154		4		71,838		Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	6,750	67,500		8		62,070		Note 1
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,391		2		36,403		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	6,000		18	(128)			Note 1

		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—		10		41,413		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—		7		638		Note 1

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	304	172,231		—		178,968		Note 3
		Templeton Global Bond A (Acc)	—	Available-for-sale financial assets	418	307,114		—		322,904		Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,245		—		330,472		Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453		—		556,272		Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472		—		241,150		Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452		—		374,450		Note 3
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	—	Available-for-sale financial assets	397	148,410		—		148,019		Note 3

		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,092,287		5		3,137,103		Note 4

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	307,721		—		307,721		Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	204,701		—		204,701		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	303,708		—		303,708		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	404,942		—		404,942		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	208,464		—		208,464		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	104,149		—		104,149		Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	$209,788	—	$209,788	Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	200,266	—	200,266	Note 6

		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	101,698	—	101,698	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,295	—	101,295	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,008	—	100,008	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,252	—	101,252	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	309,995	—	309,995	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	205,664	—	205,664	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	152,650	—	152,650	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	50,521	—	50,521	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	204,108	—	204,108	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	152,854	—	152,854	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	402,539	—	402,539	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,634	—	201,634	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	101,307	—	101,307	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,963	—	99,963	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,903	—	100,903	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,691	—	404,691	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,908	—	202,908	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,975	—	49,975	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,573	—	200,573	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,299	—	251,299	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$40,379	—	$40,379	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,834	—	200,834	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,280	—	100,280	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,187	—	349,187	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,482	—	100,482	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,163	—	202,163	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	303,034	—	303,034	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,957	—	99,957	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,448	—	200,448	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,255	—	50,255	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	302,228	—	302,228	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,763	—	199,763	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	303,470	—	303,470	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,939	—	99,939	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,939	—	99,939	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,584	—	201,584	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	303,270	—	303,270	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,440	—	200,440	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,447	—	176,447	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,728	—	100,728	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,867	—	100,867	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,328	—	100,328	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,932	—	200,932	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	$100,608	—	$100,608	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,523	—	201,523	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	303,207	—	303,207	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,396	—	100,396	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,349	—	302,349	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,207	—	100,207	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,314	—	201,314	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,883	—	199,883	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,942	—	99,942	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,585	—	300,585	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,440	—	50,440	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,556	—	202,556	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,668	—	299,668	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	100,430	—	100,430	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,460	—	299,460	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,733	—	299,733	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,868	—	100,868	Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	302,004	—	302,004	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,741	—	149,741	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,626	—	199,626	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		$200,366	—		$200,366	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		99,906	—		99,906	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		199,813	—		199,813	Note 6
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 6

1	Senao International Co.,	Stocks
	Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		372,310	41		372,310	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	23,975	US$	503,403 (17,047 (Note 10))	100	US$	503,961 (17,066)	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000	9		12,000	Note 1

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,774 (Note 10)	100		1,774	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	US$	10,952 (371 (Note 10))	100	US$	10,952 (371)	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450	10		7,022	Note 1
		21Vianet Group. Inc.	—	Available-for-sale financial assets	208	US$	11,595 (393)	—	US$	11,595 (393)	Note 4

3	Chunghwa System	Stocks
	Integration Co., Ltd.	Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	RMB	20,407 (4,362(Note 10))	100	RMB	20,407 (4,362)	Note 1

7	Spring House	Stocks
	Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		942 (Note 10)	100		942	Note 1

8	Light Era Development	Stocks
	Co., Ltd.	Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,837,303 (Note 10)	100		1,931,727	Note 1

9	Chunghwa Telecom	Stocks
	Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102		490,707	38		490,707	Note 1
						SG$	(20,890)		SG$	(20,890)

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	$124,047 (Note 10)	53	$124,047	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	21,214 (Note 10)	100	21,214	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	28,676 (Note 10)	4	28,676	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	50,278 (Note 10)	—	138,138	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	3,542	60,081	11	60,081	Note 1
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	2,000	15,080	4	14,578	Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,250	22,500	3	25,591	Note 1
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	4,630	55,450	4	40,196	Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	4,725	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	11,236	Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	27,000	8	27,000	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,350	68,185	—	35,627	Note 1
		Tons Lightology Inc.	—	Financial assets carried at cost - noncurrent	1,113	66,150	—	41,014	Note 1
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	490	29,750	2	29,750	Note 7
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	9,380	1	29,940	Note 1
		XinTec Inc.	—	Financial assets carried at cost - noncurrent	24	1,076	—	678	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost - noncurrent	119	5,702	—	2,516	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	187	3,483	—	1,808	Note 1
		Cando Corporation	—	Financial assets carried at cost - noncurrent	376	4,937	—	3,899	Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost - noncurrent	111	4,364	—	2,530	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost - noncurrent	300	5,087	—	1,230	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost - noncurrent	481	6,732	—	7,726	Note 7
		MEDIAPRO TECHNOLOGY LTD.	—	Financial assets carried at cost - noncurrent	55	44,871	1	44,871	Note 7
		Fashion Guide Co., Ltd.	—	Financial assets carried at cost - noncurrent	400	10,000	2	10,000	Note 7
		Hiroca Holdings Ltd.	—	Financial assets carried at cost - noncurrent	140	17,847	—	16,380	Note 7
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	80	2,728	—	2,661	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	92	4,134	—	3,076	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	4	200	—	231	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	6,669	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	49	2,620	—	1,279	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	4,879	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	981	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	80	3,904	—	1,776	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	10	783	—	849	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	57	4,889	—	3,721	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	2,575	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	60	2,724	—	2,295	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	74	1,141	—	816	Note 4
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	15	1,056	—	1,319	Note 4

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Macronix International Co., Ltd.	—	Available-for-sale financial assets	170	$3,075	—	$1,870	Note 4
		Thxe Ming Industrial Co., Ltd.	—	Available-for-sale financial assets	70	2,609	—	1,999	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	1	32	—	40	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	36	5,645	—	3,338	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	190	3,553	—	2,746	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	75	2,151	—	2,205	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	246	4,599	—	3,771	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	10	478	—	559	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	—	14	—	11	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	128	1,543	—	1,323	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	35	2,671	—	2,162	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	54	5,270	—	4,671	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	345	11,766	—	15,870	Note 4
		USI Corp.	—	Available-for-sale financial assets	10	293	—	291	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	60	9,959	—	9,840	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	51	2,665	—	1,441	Note 4
		Unimicron Corporation	—	Available-for-sale financial assets	135	5,289	—	4,941	Note 4
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	200	4,443	—	3,694	Note 4
		Polaris/P-shares MSCI Taiwan Financial ETF	—	Available-for-sale financial assets	230	2,646	—	2,560	Note 4
		Test Rite International Co., Ltd.	—	Available-for-sale financial assets	221	5,385	—	4,497	Note 4
		Formosa Petrochemical Corporation	—	Available-for-sale financial assets	40	3,651	—	3,680	Note 4
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	85	3,493	—	3,243	Note 4
		Huga Optotech Inc.	—	Available-for-sale financial assets	78	1,986	—	1,176	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	105	4,024	—	3,964	Note 4
		MediaTek Inc.	—	Available-for-sale financial assets	5	1,612	—	1,412	Note 4
		Career Technology (MFG.) Co., Ltd.	—	Available-for-sale financial assets	100	5,208	—	4,750	Note 4
		Taimide Technology Ltd.	—	Available-for-sale financial assets - noncurrent	712	17,825	—	32,104	Note 4
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	325	14,072	—	39,813	Note 4
		IC Plus Corp.	—	Available-for-sale financial assets - noncurrent	210	5,630	—	2,632	Note 4
		Formosa Plastics Corporation	—	Available-for-sale financial assets	36	3,102	—	3,102	Note 4
		Phoenix Tours International, Inc.	—	Available-for-sale financial assets	10	717	—	644	Note 4
		Asustek Computer Inc.	—	Available-for-sale financial assets	10	2,351	—	2,785	Note 4
		Chunghwa Chemical Synthesis & Biotech Co., Ltd	—	Available-for-sale financial assets	50	3,014	—	2,510	Note 4
		Evergreen International Corp.	—	Available-for-sale financial assets	110	1,947	—	1,705	Note 4
		Kung Long Batteries Industrial Co., Ltd	—	Available-for-sale financial assets	110	6,269	—	5,687	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	60	2,570	—	2,562	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	70	6,152	—	6,293	Note 4
		Uni-President Enterprises Corp.	—	Available-for-sale financial assets	135	5,862	—	5,515	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	20	781	—	870	Note 4
		Arcadyan Technology Corporation	—	Available-for-sale financial assets	70	3,188	—	3,007	Note 4
		Lcy Chemical Corp.	—	Available-for-sale financial assets	85	4,639	—	3,995	Note 4
		Microbio Co., Ltd.	—	Available-for-sale financial assets	80	3,258	—	2,948	Note 4
		China Development Financial Holding Corp.	—	Available-for-sale financial assets	200	1,975	—	1,800	Note 4
		Cheng Shin Rubber Ind., Co., Ltd.	—	Available-for-sale financial assets	40	2,757	—	2,836	Note 4
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	20	1,557	—	1,498	Note 4

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Formosa Chemicals & Fibre Corporation	—	Available-for-sale financial assets	50	$4,505	—	$4,310	Note 4
		Tsann Kuen Enterprise Co., Ltd	—	Available-for-sale financial assets	35	2,489	—	2,467	Note 4
		Foxconn Technology Co., Ltd	—	Available-for-sale financial assets	10	1,298	—	1,220	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	25	2,879	—	2,650	Note 4
		HTC Corporation	—	Available-for-sale financial assets	5	3,118	—	2,985	Note 4
		Formosa Laboratories, Inc.	—	Available-for-sale financial assets	10	777	—	747	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	164	21,050	—	48,119	Note 4

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,139	50,000	—	50,037	Note 3
		Manulife Asia Pacific Bond	—	Available-for-sale financial assets	749	8,000	—	8,071	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,100	11,988	—	12,707	Note 3
		Upamc Quality Growth Fund	—	Available-for-sale financial assets	393	8,000	—	7,643	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	250	2,500	—	1,908	Note 3
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	9,230	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,840	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,622	—	11,356	Note 3
		PowerShares QQQ	—	Available-for-sale financial assets	1	1,712	—	2,393	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	1	1,041	—	604	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	3,486	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,047	—	1,552	Note 3
		Manulife China offshore Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	20,030	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	998	10,053	—	9,596	Note 3
		iPath S&P 500VIX Short-Term Futures ETN	—	Available-for-sale financial assets	1	918	—	346	Note 3
		Union Money Market Fund	—	Available-for-sale financial assets	5,491	70,000	—	70,060	Note 3
		Paradigm Emerging Asia Pacific Bond B Fund	—	Available-for-sale financial assets	3,000	30,000	—	30,000	Note 3
		Cathay Small & Med Cap Fund	—	Available-for-sale financial assets	166	5,000	—	5,010	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	50,000	50,509	—	50,808	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	25,000	25,112	—	25,217	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,722	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	60	6,415	—	6,000	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	3,988	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,507	Note 4

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	70		$7,000	—		$7,231	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	10		1,007	—	989		Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	76		7,638	—	7,623		Note 4
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	—	Financial assets at fair value through profit or loss	20		2,004	—	2,031		Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	67		6,674	—	6,700		Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,505	—	1,470		Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	20		2,020	—	1,980		Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	19		1,680	—	1,862		Note 4
		ACHEM Technology Corporation 1st Secured Convertible Bonds Issue in 2011	—	Financial assets at fair value through profit or loss	16		1,595	—	1,651		Note 4
		Foxconn Technology Co., Ltd. 1st domestic unsecured convertible bond	—	Financial assets at fair value through profit or loss	4		398	—	398		Note 4
		Welldone Company Domestic 1st Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	11		1,186	—	1,166		Note 4

18	Concord Technology Co.,Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	RMB	20,407 (4,362 (Note 10))	100	RMB	20,407 (4,362)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	US$	9,820 (333 (Note 10))	100	US$	9,820 (333)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	23,260	US$	481,192 (16,295 (Note 10))	100	US$	481,192 (16,295)	Note 8

		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	US$	21,694 (735)	45	US$	21,694 (735)	Note 1

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$ US$	119,476 (4,046 (Note 10))	100	$ US$	119,476 (4,046)	Note 8
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	US$	91,711 (3,108 (Note 10))	100	US$	91,711 (3,108)	Note 8
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	US$	56,848 (1,925 (Note 10))	100	US$	56,848 (1,925)	Notes 8 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	US$	210,157 (7,117 (Note 10))	100	US$	210,157 (7,117)	Note 8

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	HK$	10,981 (2,970 (Note 10))	100	HK$	10,981 (2,970)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	RMB	10,793 (2,305)	49	RMB	10,793 (2,305)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	RMB	175,125 (37,340 (Note 10))	100	RMB	175,125 (37,340)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	RMB	147,604 (31,472 (Note 10))	100	RMB	147,604 (31,472)	Note 1
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—	RMB	27,521 (5,868 (Note 10))	75	RMB	27,521 (5,868)	Note 1

Note 1:                 The net asset values of investees were based on unreviewed financial statements.

Note 2:                 New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of March 31, 2012.

Note 3:                 The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on March 31, 2012.

Note 4:                 Market value was based on the closing price of March 31, 2012.

Note 5:                 Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:                 The net asset values of investees were based on amortized cost.

(Continued)

Note 7:                 Market value of emerging stock was based on the average trading price on March 31, 2012.

Note 8:                 The net asset values of investees were based on reviewed financial statements.

Note 9:                 The market value is determined by the hundred price of transaction market on March 31, 2012.

Note 10:          The amount was eliminated upon consolidation.

Note 11:          The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	—	—	—	$—	263,622	$3,092,287	—	$—	$—	$—	263,622	$3,092,287

Beneficiary certificates (mutual fund)
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	—	—	—	—	397	148,410	—	—	—	—	397	148,410

Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	200,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	400,000 (Note 2)	400,000 (Note 2)	—	—	—
		TaipeiFubon Bank 1st Financial Debentures-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)

1	Senao International Co., Ltd.	Stocks

		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	15,875	US$	466,517 (15,875)	8,100	US$	240,246 (8,100)	—	—	—	—	23,975	US$	706,763 (23,975 (Notes 4 and 5))

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	15,180	US$	477,712 (15,180)	8,080	US$	206,640 (8,080)	—	—	—	—	23,260	US$	684,532 (23,260 (Notes 4 and 5))

23	Senao International HK Limited	Stocks
		Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	US$	115,971 (4,000)	—	US$	147,765 (5,000)	—	—	—	—	—	US$	263,736 (9,000 (Notes 4 and 5))

Note 1:                    Showing at their original carrying amounts without adjustments for fair values.

Note 2:                    Stated at its nominal amounts.

Note 3:                    The ending balance includes cumulative transaction adjustments.

Note 4:                    Stated at its original investment amounts

Note 5:                    The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$2,391,632	8	30-90 days	—	—	$(1,137,849)	(9)
					(Notes 3 and 6)					(Notes 4 and 6)

		Chunghwa System Integration	Subsidiary	Purchase	235,111	1	30 days	—	—	(325,321)	(3)
		Co., Ltd.			(Notes 5 and 6)					(Note 6)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,363,097	27	30-90 days	—	—	1,208,541	44
					(Notes 3 and 6)					(Notes 4 and 6)

3	Chunghwa System Integration	Chunghwa Telecom Co., Ltd.	Parent company	Sales	665,412	91	30 days	—	—	325,321	84
	Co., Ltd.				(Notes 5 and 6)					(Note 6)

Note 1:                      Excluding payment and receipts collected in trust for others.

Note 2:                      Transaction terms were determined in accordance with mutual agreements.

Note 3:                      The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 4:                      The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 5:                      The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

Note 6:                      The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

								Amounts Received
					Turnover	Overdue		in Subsequent	Allowance for
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Rate	Amounts	Action Taken	Period	Bad Debts
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$302,121 (Note 2)	12.01	$—	—	$298,373	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,493,698 (Note 2)	7.67	—	—	8,710	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	325,321 (Note 2)	5.17	—	—	79,121	—

Note 1:                   Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:                   The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of March 31, 2012			Net Income	Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,684,305 (Note 4)	$516,142	$143,193 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	4,422,825 (Note 4)	199,964	199,967 (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,786,637 (Note 4)	7,573	6,586 (Note 4)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	882,219	882,219	223,190	100	870,919 (Note 4)	1,592	1,592 (Note 4)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	723,715 (Note 4)	9,189	16,006 (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	709,852	233,032	100,919	Equity-method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	690,872 (Note 4)	26,643	26,643 (Note 4)	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	607,343 (Note 4)	47,749	33,771 (Note 4)	Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	259,520	4,406	2,050	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	256,560	15,380	4,616	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	250,778	178	89	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	204,202 (Note 4)	9,858	9,858 (Note 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	174,899 (Note 4)	(8,214)	(8,300 (Note 4))	Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	125,290	39,351	11,985	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	109,623 (Note 4)	14,546	8,481 (Note 4)	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	114,640	114,640	11,464	40	108,533	(3,127)	(1,251)	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	90,832 (Note 4)	6,409	6,973 (Note 4)	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	76,849	8,566	1,481	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	56,461 (Note 4)	(5,643)	(3,664 (Note 4))	Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	—	100	34,737 (Note 4)	(2,291)	(2,291 (Note 4))	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	34,644	278	99	Equity-method investee

(Continued)

Original Investment Amount	Balance as of March 31, 2012
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	$17,291	$17,291	1	100	$22,858 (Note 4)	$2,327	$2,327 (Note 4)	Subsidiary
Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	18,711	(3,215)	(1,640)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190	206,190	16,824	41	372,310	72,968	29,626	Equity-method investee
Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	US$	706,763 (23,975)	US$	466,517 (15,875)	23,975	100	US$	503,403 (17,047 (Notes 4))	US$	(41,761 ((1,406	) ))	US$	(41,777 ((1,406 (Notes 4)	) ))	Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,774 (Note 4)	(31)	(31) (Note 4)	Subsidiary
Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	US$	6,068 (200)	200	100	US$	10,952 (371 (Note 4))	US$	1,005 (34)	US$	1,005 (34 (Note 4))	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	20,407 (4,362 (Note 4	) )	RMB	779 (166)	US$	779 (166 (Note 4))	Subsidiary
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd	Taiwan	International trading, general advertisement and book publishment service	1,000	1,000	—	100	942 (Note 4)	(12)	(12 (Note 4))	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taiwan	Real estate leasing business	2,793,667	2,793,667	83,290	100	2,837,303 (Note 4)	13,281	9,221 (Note 4)	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	409,061 (18,102)	SG$	409,061 (18,102)	18,102	38	SG$	490,707 (20,890)	SG$	65,478 (2,789)	SG$	24,967 (1,063)	Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	53	124,047 (Note 4)	4,923	2,619 (Note 4)	Subsidiary
Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	US$	46,035 (1,432)	US$	34,483 (1,043)	1,432	100	21,214 (Note 4)	(1,363)	(1,363 (Note 4))	Subsidiary
Panda Monium Company Ltd.	Cayman	The production of animation	US$	20,000 (602)	US$	20,000 (602)	602	43	—	—	—	Equity-method investee
CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000	20,000	2,000	4	28,676 (Note 4)	47,749	1,748 (Note 4)	Equity-method investee
Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	50,278 (Note 4)	516,142	1,519 (Note 4)	Equity-method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	20,407 (4,362 (Note 4))	RMB	(779 ((166	) ))	RMB	(779) ((166 (Note 4)))	Subsidiary
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	US$	12,504 (400)	US$	12,504 (400)	400	100	US$	9,820 (333 (Note 4))	US$	1,692 (57)	US$	1,692 (57 (Note 4))	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	US$	684,352 (23,260)	US$	444,712 (15,180)	23,260	100	US$	481,192 (16,295 (Note 4))	US$	(42,476 ((1,430	) ))	US$	(42,476 ((1,430 (Note 4)	) ))	Subsidiary
HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	US$	21,177 (675)	US$	21,177 (675)	5,240	45	US$	21,694 (735)	US$	1,607 (54)	US$	723 (24)	Equity-method investee

(Continued)

					Original Investment Amount				Balance as of March 31, 2012
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	$ HK$	26,035 (6,520)	$ HK$	14,483 (3,924)	6,520	100	$ HK$	10,981 (2,970 (Note 4))	$ HK$	(1,363 ((356	) ))	$ HK$	(1,363 ((356 (Note 4)	) ))	Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	RMB	25,414 (5,390)	RMB	13,862 (2,936)	—	49	RMB	10,793 (2,305)	RMB	(2,781 (592	) )	RMB	(1,363 (290	) )	Equity-method investee
23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	US$	175,972 (6,000)	US$	116,821 (4,000)	—	100	US$	119,476 (4,046 (Note 4))	US$	(11,320 ((381	) ))	US$	(11,320 ((381 (Note 4)	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	178,713 (6,000)	US$	148,413 (5,000)	—	100	US$	91,771 (3,108 (Note 4))	US$	(16,058 ((541	) ))	US$	(16,058 ((541 (Note 4)	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	57,860 (2,000)	US$	57,860 (2,000)	—	100	US$	56,848 (1,925 (Note 4))	US$	(1,115 ((38	) ))	US$	(1,115 ((38 (Note 4)	) ))	Subsidiary (Note 5)
		Semao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	US$	263,736 (9,000)	US$	115,971 (4,000)	—	100	US$	210,157 (7,117 (Note 4))	US$	(13,956 ((470	) ))	US$	(13,956 ((470 (Note 4)	) ))	Subsidiary
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	RMB	206,089 (45,448)	RMB	206,089 (45,448)	—	100	RMB	175,125 (37,340 (Note 4))	RMB	(8,214 ((1,748	) ))	RMB	(8,214 ((1,748 (Note 4)	) ))	Subsidiary
29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and integration of information system	RMB	177,176 (39,376)	RMB	177,176 (39,376)	—	100	RMB	147,604 (31,472 (Note 4))	RMB	(7,257 ((1,544	) ))	RMB	(7,257 ((1,544 (Note 4)	) ))	Subsidiary
		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	RMB	28,912 (6,072)	—		—	75	RMB	27,521 (5,868 (Note 4))	RMB	(1,275 ((271	) ))	RMB	(957 ((204 (Note 4)	) ))	Subsidiary

Note 1:           The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries, and HopeTech Technologies Limited.

Note 2:           The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:           New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of March 31, 2012.  Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:           The amount was eliminated upon consolidation.

Note 5:           The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

				Accumulated			Accumulated
		Total Amount of Paid-in	Investment	Outflow of Investment from Taiwan as of	Investment Flows		Outflow of Investment from Taiwan as of	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of	Accumulated Inward Remittance of Earnings as of
Investee	Main Businesses and Products	Capital	Type	January 1, 2012	Outflow	Inflow	March 31, 2012	Investment	(Note 2)	March 31, 2012	March 31, 2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$—	$47,321	100%	$(779 (Note 7))	$20,407 (Note 7)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	—	25,414	49%	(1,363 (Note 7))	10,793 (Note 7)	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	175,972	Note 1	116,821	59,151	—	175,972	100%	(11,320 (Note 7))	119,476 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	178,713	Note 1	148,413	30,300	—	178,713	100%	(16,058 (Note 7))	91,771 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	57,860	Note 1	57,860	—	—	57,860	100%	(1,115 (Note 7))	56,848 (Note 7)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	—	263,736	100%	(13,956 (Note 7))	210,157 (Note 7)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	—	—	177,176	100%	(7,257 (Note 7))	147,604 (Note 7)	—

Jiangsu Zhenhua Information Technology Company, LLC	Intelligent energy conserving and intelligent building services	38,549	Note 1	28,912	—	—	28,912	75%	(957 (Note 7))	27,521 (Note 7)	—

(Continued)

Accumulated Investment in		Investment Amounts Authorized		Upper Limit on Investment
Mainland China as of		by Investment Commission,		Stipulated by Investment
March 31, 2012		MOEA		Commission, MOEA

$47,321		$48,169		$410,739
US$	(1,500)	US$	(1,500)	(Note 3)
25,414		79,882		1,308,565
US$	(820)	US$	(2,500)	(Note 4)
676,281		676,281		3,411,200
US$	(23,000)	US$	(23,000)	(Note 5)
177,176		177,176		229,818,425
US$	(6,000)	US$	(6,000)	(Note 6)
28,912		141,077		229,818,425
US$	(960)	US$	(4,800)	(Note 6)

Note 1:         Investments were through an holding company registered in a third region.

Note 2:         Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao Trading (Fujian) Co., Ltd., Senao International Trading (Shanghai) Co., Ltd., Senao International Trading (Shanghai) Co., Ltd. (Note 8), and Senao International Trading (Jiangsu) Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:         The amount was calculated based on the consolidated net assets value of Chunghwa System Integration Co., Ltd.

Note 4:         The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:         The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:         The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:         The amount was eliminated upon consolidation.

Note 8:         The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2012	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$5,684	—	—
					Accounts payable	1,137,849	—	—
					Accrued custodial receipts	296,437	—	—
					Amounts collected in trust for others	355,862	—	—
					Revenues	76,366	—	—
					Operating costs and expenses	2,391,632	—	4
					Property, plant and equipment	8,378	—	—
					Customer’s deposits	1,208	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	32,918	—	—
					Accounts payable	48,044	—	—
					Amounts collected in trust for others	4,239	—	—
					Revenues	61,981	—	—
					Operating costs and expenses	87,043	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	23	—	—
					Accounts payable	3	—	—
					Revenues	618	—	—
					Non-operating income and gains	68	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	2,788	—	—
					Accounts payable	16,677	—	—
					Amounts collected in trust for others	22,850	—	—
					Accrued custodial payments	14,383	—	—
					Revenues	3,513	—	—
					Operating costs and expenses	27,025	—	—
			Chunghwa System Integration Co., Ltd	a	Accounts receivable	1,308	—	—
					Accrued custodial receipts	9,655	—	—
					Accounts payable	325,321	—	—
					Revenues	2,221	—	—
					Non-operating income and gains	26	—	—
					Operating costs and expenses	235,111	—	—
					Property, plant and equipment	243,695	—	—
					Work in process	1,876	—	—
					Spare parts	1,148	—	—
					Intangible assets	35,439	—	—
					Other deferred expenses	1,693	—	—
					Customer’s deposits	14,030	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Global Inc.	a	Accounts receivable	$19,056	—	—
					Accounts payable	65,671	—	—
					Revenues	19,378	—	—
					Operating costs and expenses	66,108	—	—
					Property, plant and equipment	23,805	—	—
					Customer’s deposits	14,481	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	31,499	—	—
					Accounts payable	81,273	—	—
					Revenues	31,136	—	—
					Operating costs and expenses	31,818	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	685	—	—
					Accounts payable	4,146	—	—
					Amounts collected in trust for others	35,070	—	—
					Revenues	3,231	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	7,271	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	7,094	—	—
					Accounts payable	6,565	—	—
					Revenues	7,697	—	—
					Operating costs and expenses	17,478	—	—
			Light Era Development Co., Ltd	a	Accounts payable	278	—	—
					Amounts collected in trust for others	1,696	—	—
					Revenues	627	—	—
					Operating costs and expenses	91	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	3,520	—	—
					Accounts payable	4,035	—	—
					Revenues	14,559	—	—
					Operating costs and expenses	9,836	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	49	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts payable	852	—	—
					Operating costs and expenses	2,598	—	—
			Smartfun Digital Co., Ltd.	a	Revenues	377	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts payable	151	—	—
					Operating costs and expenses	447	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	113	—	—
					Revenues	39	—	—
					Operating costs and expenses	250	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,208,541	—	—
					Other receivables	285,156	—	—
					Prepaid expenses	14	—	—
					Accounts payable	302,121	—	—
					Deferred revenue	36,899	—	—
					Revenues	2,363,097	—	4

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Non-operating income and gains	$14	—	—
					Purchases	62,486	—	—
					Operating expenses	13,880	—	—
					Refundable deposits	1,208	—	—
			Spring House Entertainment Inc.	c	Revenues	298	—	—
					Accounts receivable	59	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	90	—	—
					Accounts receivable	94	—	—
			Light Era Development Co., Ltd	c	Revenues	46	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	50,606	—	—
					Prepaid expenses	24	—	—
					Other deferred expenses	1,653	—	—
					Accounts payable	32,469	—	—
					Advances from customers	449	—	—
					Revenues	87,043	—	—
					Operating costs and expenses	61,981	—	—
					Refundable deposits	333	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	23	—	—
					Accounts receivable	8	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts receivable	3,544	—	—
					Accounts payable	1,385	—	—
					Revenues	6,078	—	—
					Operating costs and expenses	2,991	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	70	—	—
					Revenues	200	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	265	—	—
					Operating costs and expenses	476	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	21,695	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	325,321	—	—
					Accounts payable	10,963	—	—
					Deferred revenue	146,965	—	—
					Revenues	665,927	—	1
					Operating costs and expenses	2,247	—	—
					Refundable deposits	14,030	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	23	—	—
					Accounts payable	8	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	123	—	—
					Revenues	349	—	—
			Light Era Development Co., Ltd	c	Revenues	45	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	29,429	—	—
					Accrued custodial receipts	9,205	—	—
					Prepaid expenses	893	—	—
					Accounts payable	1,528	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Amounts collected in trust for others	$14,383	—	—
					Advances from customers	1,260	—	—
					Revenues	27,025	—	—
					Operating costs and expenses	3,513	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	90	—	—
					Accounts payable	94	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	65,665	—	—
					Prepaid expenses	6	—	—
					Advances from customers	1,402	—	—
					Accounts payable	17,654	—	—
					Revenues	89,913	—	—
					Operating costs and expenses	19,378	—	—
					Refundable deposits	14,481	—	—
			Donghwa Telecom Co., Ltd.	c	Revenues	964	—	—
					Accounts receivable	964	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	136	—	—
					Revenues	102	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	39,216	—	—
					Accounts payable	685	—	—
					Revenues	7,271	—	—
					Operating costs and expenses	3,232	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	298	—	—
					Accounts payable	59	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	123	—	—
					Operating costs and expenses	349	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	22,212	—	—
					Prepaid expenses	59,061	—	—
					Accounts payable	9,224	—	—
					Advances from customers	22,275	—	—
					Revenues	31,818	—	—
					Operating costs and expenses	31,136	—	—
			CHIEF Telecom Inc.	c	Accounts payable	70	—	—
					Operating costs and expenses	200	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	964	—	—
					Operating costs and expenses	964	—	—

	8	Light Era Development Co., Ltd	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,696	—	—
					Prepaid expenses	278	—	—
					Operating costs and expenses	627	—	—
					Revenues	91	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	46	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	45	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$4,035	—	—
					Accounts payable	3,520	—	—
					Revenues	9,836	—	—
					Operating costs and expenses	14,559	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,385	—	—
					Accounts payable	3,544	—	—
					Revenues	2,991	—	—
					Operating costs and expenses	6,078	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,565	—	—
					Accounts payable	6,209	—	—
					Advances from customers	885	—	—
					Revenues	17,478	—	—
					Operating costs and expenses	7,697	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	265	—	—
					Revenues	476	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	49	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3	—	—
					Accounts payable	23	—	—
					Operating costs and expenses	686	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	136	—	—
					Operating costs and expenses	102	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	21,695	—	—

	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	852	—	—
					Revenues	2,598	—	—

	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	377	—	—

	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	151	—	—
					Revenues	447	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	39	—	—
					Accounts receivable	113	—	—
					Revenues	250	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$319,609	—	—
					Accounts payable	836,679	—	—
					Amounts collected in trust for others	235,102	—	—
					Revenues	305,409	—	1
					Non-operating income and gains	5	—	—
					Operating costs and expenses	1,650,294	—	4
					Work in process	266	—	—
					Customer’s deposits	1,690	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	29,711	—	—
					Accounts payable	43,349	—	—
					Amounts collected in trust for others	591	—	—
					Revenues	76,770	—	—
					Operating costs and expenses	74,540	—	—
					Customer’s deposits	333	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	20,849	—	—
					Accounts payable	28,252	—	—
					Amounts collected in trust for others	4,747	—	—
					Revenues	3,160	—	—
					Work in process	1,301	—	—
					Operating costs and expenses	6,526	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	12,907	—	—
					Accounts payable	123,698	—	—
					Payables to contractors	53	—	—
					Revenues	2,098	—	—
					Non-operating income and gains	305	—	—
					Operating costs and expenses	67,488	—	—
					Property, plant and equipment	133,468	—	—
					Work in process	59	—	—
					Intangible assets	7,122	—	—
					Customer’s deposits	21,566	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	25,206	—	—
					Accounts payable	45,039	—	—
					Amounts collected in trust for others	201	—	—
					Revenues	24,216	—	—
					Operating costs and expenses	44,907	—	—
					Property, plant and equipment	6,069	—	—
					Customer’s deposits	14,429	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	36,671	—	—
					Accounts payable	61,634	—	—
					Revenues	25,753	—	—
					Operating costs and expenses	15,522	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	14,167	—	—
					Accounts payable	18,637	—	—
					Revenues	2,237	—	—
					Operating costs and expenses	7,167	—	—
					Customer’s deposits	5	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	$8,949	—	—
					Accounts payable	5,015	—	—
					Revenues	10,635	—	—
					Operating costs and expenses	11,110	—	—
			Light Era Development Co., Ltd	a	Accounts payable	12,447	—	—
					Revenues	98,668	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	3,770	—	—
					Accounts payable	2,219	—	—
					Revenues	10,657	—	—
					Operating costs and expenses	7,809	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	152	—	—
					Accounts payable	30,881	—	—
					Revenues	752	—	—
					Operating costs and expenses	38,364	—	—
					Work in process	1,192	—	—
					Customer’s deposits	1,225	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	488	—	—
					Accounts payable	475	—	—
					Revenues	468	—	—
					Non-operating income and gains	25	—	—
					Operating costs and expenses	1	—	—
					Customer’s deposits	157	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	3	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	825,482	—	—
					Other receivables	246,299	—	—
					Accounts payable	108,547	—	—
					Other payables	211,062	—	—
					Advances from customers	14,869		—
					Revenues	1,635,677	—	4
					Non-operating income and gains	14	—	—
					Operating costs and expenses	305,409	—	1
					Refundable deposits	1,690	—	—
					Non-operating costs and expenses	5	—	—
			Spring House Entertainment Inc.	c	Revenues	290	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	19	—	—
			InfoExplorer Co., Ltd.	c	Revenues	152	—	—
			CHIEF Telecom Inc.	c	Revenues	1	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	43,686	—	—
					Prepaid expenses	254	—	—
					Accounts payable	29,262	—	—
					Advances from customers	449	—	—
					Revenues	74,540	—	—
					Operating costs and expenses	76,770	—	—
					Refundable deposits	333	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Senao International Co., Ltd.	c	Operating costs and expenses	$1	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts receivable	8	—	—
					Accounts payable	11	—	—
					Revenues	8	—	—
					Operating costs and expenses	11	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	77	—	—
					Revenues	214	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	168	—	—
					Operating costs and expenses	226	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	18	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	23	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	21,695	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	123,570	—	—
					Prepaid expenses	181	—	—
					Accounts payable	12,907	—	—
					Revenues	208,137	—	—
					Operating costs and expenses	2,403	—	—
					Refundable deposits	21,566	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	23	—	—
			InfoExplorer Co., Ltd.	c	Accounts receivable	1,935	—	—
					Accounts payable	86	—	—
					Revenues	2,002	—	—
					Operating costs and expenses	82	—	—
					Customer’s deposits	15	—	—
			Light Era Development Co., Ltd	c	Revenues	48	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	70	—	—

	4	Chunghwa International Yellow Pages Co.,	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	13,836	—	—
		Ltd.			Accrued custodial receipts	18,219	—	—
					Prepaid expenses	944	—	—
					Accounts payable	1,815	—	—
					Advances from customers	2,826	—	—
					Amounts collected in trust for others	16,208	—	—
					Revenues	6,526	—	—
					Operating costs and expenses	3,160	—	—
					Deferred revenue	1,301	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	19	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,227	—	—
					Prepaid expenses	13	—	—
					Accounts payable	24,464	—	—
					Advances from customers	515	—	—
					Accrued expenses	227	—	—
					Revenues	50,976	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Operating costs and expenses	$24,216	—	—
					Refundable deposits	14,429	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	136	—	—
					Revenues	406	—	—
			CHIEF Telecom Inc.	c	Revenues	18	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	18,637	—	—
					Accrued expenses	501	—	—
					Advances from customers	13,666	—	—
					Revenues	7,167	—	—
					Operating costs and expenses	2,237	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	290	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	41,752	—	—
					Prepaid expenses	19,882	—	—
					Accounts payable	18,709	—	—
					Advances from customers	17,962	—	—
					Revenues	15,522	—	—
					Operating costs and expenses	25,753	—	—
			CHIEF Telecom Inc.	c	Accounts payable	77	—	—
					Operating costs and expenses	214	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	821	—	—
					Operating costs and expenses	1,223	—	—

	8	Light Era Development Co., Ltd	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	11,926	—	—
					Prepaid expenses	521	—	—
					Operating costs and expenses	98,668	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	48	—	—
			InfoExplorer Co., Ltd.	c	Revenues	2,587	—	—
					Non-operating costs and expenses	4	—	—
					Customer’s deposits	1,486	—

	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,219	—	—
					Accounts payable	3,770	—	—
					Revenues	7,809	—	—
					Operating costs and expenses	10,657	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	821	—	—
					Revenues	1,223	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	11	—	—
					Accounts payable	8	—	—
					Revenues	11	—	—
					Operating costs and expenses	8	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Prepaid expenses	941	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	11		Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$30,881	—	—
					Advances from customers	152	—	—
					Revenues	39,556	—	—
					Operating costs and expenses	752	—	—
					Refundable deposits	1,225	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	86	—	—
					Accounts payable	1,935	—	—
					Revenues	82	—	—
					Operating costs and expenses	2,002	—	—
					Refundable deposits	15	—	—
			Light Era Development Co., Ltd	c	Non-operating income and gains	4	—	—
					Operating costs and expenses	2,587	—	—
					Refundable deposits	1,486	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	152	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,015	—	—
					Accounts payable	8,675	—	—
					Advances from customers	274	—	—
					Revenues	11,110	—	—
					Operating costs and expenses	10,635	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	168	—	—
					Revenues	226	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Advances from customers	941	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	3	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	475	—	—
					Accounts payable	472	—	—
					Accrued expenses	16	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	493	—	—
					Refundable deposits	157	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	136	—	—
					Operating costs and expenses	406	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	70	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	21,695	—	—

Note 1:        Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.                                      “0” for the Company.

b.                                      Subsidiaries are numbered from “1”.

(Continued)

Note 2:                 Related party transactions are divided into three categories as follows:

a.            The Company to subsidiaries.

b.            Subsidiaries to the Company.

c.             Subsidiaries to subsidiaries.

Note 3:                 Transaction terms were determined in accordance with mutual agreements.

Note 4:                 For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2012, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31, 2012.

Note 5:                 The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Three months ended March 31, 2012

Revenues from external customers	$18,998,403	$25,581,549	$6,186,001	$3,643,905	$1,008,436	$—	$55,418,294
Intersegment revenues (Note 2)	$4,096,960	$1,661,560	$670,616	$523,129	$284,875	$(7,237,140)	$—
Segment income before tax	$4,465,817	$5,178,112	$2,235,330	$113,195	$(159,581)	$—	$11,832,873
Total assets	$227,957,496	$65,080,192	$19,999,970	$25,062,019	$111,295,128	$—	$449,394,805

Three months ended March 31, 2011

Revenues from external customers	$19,200,760	$22,843,551	$6,081,948	$3,793,884	$554,888	$—	$52,475,031
Intersegment revenues (Note 2)	$3,726,226	$1,449,844	$385,797	$388,699	$92,143	$(6,042,709)	$—
Segment income before tax	$5,717,609	$6,369,326	$2,684,163	$292,276	$(626,954)	$—	$14,436,420
Total assets	$226,798,835	$65,464,969	$17,410,691	$22,747,542	$113,151,312	$—	$445,573,349

Note 1:                   The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•                Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•                Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•                Internet business - the provision of HiNet services and related services;

•                International fixed communications business - the provision of international long distance telephone services and related services;

•                Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:                   Represents intersegment revenues from goods and services, etc.